UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 39)*

Boulder Growth & Income Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101507101

(CUSIP Number)

Stephen C. Miller, Esq.

2344 Spruce Street, Suite A

Boulder, Colorado  80302

(303) 444-5483

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Organized under the laws of Kansas and now domiciled in Alaska.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 16,373,154

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 16,373,154

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,373,154

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 15.43%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Organized under the laws of Kansas and now domiciled in Alaska.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 14,412,316

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 14,412,316

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,412,316

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 13.58%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Organized under the laws of South Dakota and now domiciled in Alaska.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,985,792

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,985,792

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,985,792

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 4.70%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Organized under the laws of South Dakota and now domiciled in Alaska.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 544,847

	8.	Shared Voting Power 4,985,792

	9.	Sole Dispositive Power 544,847

	10.	Shared Dispositive Power 4,985,792

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,530,639

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.21%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Organized under the laws of New York and now domiciled in Alaska.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,543,695

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,543,695

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,543,695

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.23%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Stewart R. Horejsi Trust No. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Organized under the laws of Kansas and now domiciled in Alaska.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,411,987

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,411,987

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,411,987

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.27%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Evergreen Atlantic, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,072,902

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,072,902

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,902

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.01%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Susan L. Ciciora

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 39,560

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 39,560

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.04%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Ellen O. Cooper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 60,590

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 60,590

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,590

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Alaska Trust Company

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 5,530,639

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 5,530,639

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,530,639

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.21%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 101507101

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,072,903

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,072,903

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,072,903

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.01%

14.	Type of Reporting Person (See Instructions) IN

Amendment No. 39 to Statement on Schedule 13D

This Amendment No. 39 further amends the statement on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Shares”), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the “Company”).  Items 2, 3, 4 and 5 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the “Ernest Trust”) and the Lola Brown Trust No. 1B (the “Lola Trust”), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.

Item 2.         Identity and Background.

No change except for the addition of the following:

(a) — (b)  This statement is filed by the Susan L. Ciciora Trust (the “Susan Trust”), the Stewart West Indies Trust (the “West Indies Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Stewart R. Horejsi Trust No. 2 (the “SRH Trust”), Evergreen Atlantic, L.L.C. (“EA LLC”), Susan L. Ciciora, and Ellen O. Cooper, each as the direct beneficial owner of Shares, and by virtue of certain relationships described in this statement, Alaska Trust Company (“ATC”) and Stewart R. Horejsi.  The Susan Trust, West Indies Trust, Mildred Trust and SRH Trust are collectively referred to herein as the “Trusts.”  The Trusts, along with the Ernest Trust, Lola Trust, EA LLC, Mses. Ciciora and Cooper, ATC and Mr. Horejsi are collectively referred to herein as the “Reporting Persons.”

In accordance with Item 2 of Schedule 13D, the principal business and principal office address of the Trusts, EA LLC and ATC is provided below.

Name	Principal Business	Address of Principal Office	State of Organization
Susan Trust	Irrevocable trust settled by Susan L. Ciciora for the benefit of the issue and the spouses of the issue of Stewart R. Horejsi (excluding Ms. Ciciora, Mr. Horejsi’s daughter, and her spouse).	c/o Alaska Trust Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Organized under the laws of South Dakota and now domiciled in and governed under the laws of Alaska.
West Indies Trust	Irrevocable trust settled by Stewart R. Horejsi for the benefit of his issue and spouses of his issue.	c/o Alaska Trust Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Organized under the laws of South Dakota and now domiciled in and governed under the laws of Alaska.
Mildred Trust	Irrevocable trust settled by Mildred B. Horejsi, Stewart R. Horejsi’s mother, for the benefit of Stewart R. Horejsi and his issue.	c/o Alaska Trust Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Organized under the laws of New York and now domiciled in and governed under the laws of Alaska.
SRH Trust	Irrevocable trust settled by Stewart R. Horejsi for the benefit of his issue and spouses of his issue.	c/o Alaska Trust Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Organized under the laws of Kansas and now domiciled in Alaska.
EA LLC	Limited liability company established to hold disparate assets of the Horejsi family.	2344 Spruce Street, Suite A, Boulder, CO 80302	Colorado
ATC	Alaska chartered trust company.	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Alaska

Ms. Ciciora is Mr. Horejsi’s daughter and Ms. Cooper is Mr. Horejsi’s spouse.  The business address for Ms. Ciciora and Mr. Horejsi is c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302.  The business address for Ms. Cooper is c/o Fund Administrative Services, LLC, 2121 E. Crawford Place, Salina, KS 67401.

(c)  Each of Mses. Ciciora and Cooper are not employed.  Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of Boulder Investment Advisers, LLC and Rocky Mountain Investment Advisers, LLC and Portfolio Manager and Investment Officer of Stewart West Indies Trading Company a/k/a Stewart Investment Advisers.

(d) None of the Trusts, EA LLC, Ms. Ciciora, Ms. Cooper, ATC or Mr. Horejsi have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)  During the past five years, none of the Trusts, EA LLC, Ms. Ciciora, Ms. Cooper, ATC or Mr. Horejsi was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mses. Ciciora and Cooper and Mr. Horejsi are each citizens of the United States.

In accordance with the provisions of the Special Instruction C to Schedule 13D, additional information regarding certain individuals and entities related to the Trusts, EA LLC and ATC (collectively, the “Listed Persons”) as required by Item 2 of Schedule 13D, is provided on Schedule I attached hereto and is incorporated by reference herein.  To the knowledge of the Trusts, EA LLC and ATC, none of the persons listed on Schedule I has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

The Trusts, Ernest Trust, Lola Trust, EA LLC, Mses. Ciciora and Cooper received the Shares reported in Item 5(c) pursuant to that certain Agreement and Plan of Reorganization, dated as of March 5, 2015, by and among the Company, Boulder Total Return Fund, Inc. (“BTF”), The Denali Fund Inc. (“DNY”) and First Opportunity Fund, Inc. (“FOFI”) (the “Agreement”).  Pursuant to the Agreement, BTF, DNY and FOFI reorganized into the Company on March 20, 2015 (the “Reorganization”).

Pursuant to the Agreement, the Company acquired all of the assets and liabilities of BTF, DNY and FOFI in exchange for Company Shares.  The Reorganization occurred based on the relative net asset values (“NAV”) of the Company, BTF, DNY and FOFI as of the close of regular trading on the New York Stock Exchange on March 20, 2015.  At such time, (i) the Company reported net assets of $273,608,352.67 and a NAV per share of $10.73, (ii) BTF reported net assets of $413,286,769.95 and a NAV per share of $33.50, (iii) DNY reported net assets of $108,819,429.37 and a NAV per share of $26.18, and (iv) FOFI reported net assets of $342,875,845.30 and a NAV per share of $11.93.  As such, holders of BTF shares received 3.121182 Company Shares for each BTF share owned, holders of DNY shares received 2.439214 Company Shares for each DNY share owned, and holders of FOFI shares received 1.111719 Company Shares for each FOFI share owned. Fractional shares were paid in cash.

References to, and descriptions of the Agreement are qualified in their entirety by reference to Exhibit B filed herewith, which is incorporated by reference in its entirety into this Item 3.

Item 4.         Purpose of Transaction.

No change except for the addition of the following:

The Trusts, Ernest Trust, Lola Trust, EA LLC, Mses. Ciciora and Cooper acquired the Shares reported in Item 5(c) pursuant to the Agreement as described in Item 3 above.

Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.         Interest in Securities of the Issuer.

No change except for the addition of the following:

(a)         The beneficial ownership percentage of each Reporting Person is calculated based on 25,495,585 Shares outstanding as of November 30, 2014, as reported in the Company’s most recent annual report to stockholders, plus the 80,601,231Shares issued by the Company on March 20, 2015 pursuant to the Agreement.  The total amount of 106,096,817 Shares outstanding is referred to herein as the “Outstanding Shares.”

a.              The Ernest Trust is the direct beneficial owner of 16,373,154 Shares, or approximately 15.43% of the Outstanding Shares.

b.              The Lola Trust is the direct beneficial owner of 14,412,316 Shares, or approximately 13.58% of the Outstanding Shares.

c.               The Susan Trust is the direct beneficial owner of 4,985,792 Shares, or approximately 4.70% of the Outstanding Shares.

d.              The West Indies Trust is the direct beneficial owner of 544,847 Shares, or approximately 0.51% of the Outstanding Shares.

e.               The Mildred Trust is the direct beneficial owner of 5,543,695 Shares, or approximately 5.23% of the Outstanding Shares.

f.                The SRH Trust is the direct beneficial owner of 2,411,987 Shares, or approximately 2.27% of the Outstanding Shares.

g.               EA LLC is the direct beneficial owner of 1,072,902 Shares, or approximately 1.01% of the Outstanding Shares.

h.              Susan L. Ciciora is the direct beneficial owner of 39,560 Shares, or approximately 0.04% of the Outstanding Shares.

i.                  Ellen O. Cooper is the direct beneficial owner of 60,590 Shares, or approximately 0.06% of the Outstanding Shares.

j.                 By virtue of the relationships reported in this statement, the West Indies Trust may be deemed to be the indirect beneficial owner of the 4,985,792 Shares indirectly beneficially held by ATC (which includes the Shares directly beneficially held by the Susan Trust), or approximately 4.70% of the Outstanding Shares.

k.              By virtue of the relationships reported in this statement, ATC may be deemed to be the indirect beneficial owner of the 5,530,639 Shares directly beneficially held by the Susan Trust and the West Indies Trust, or approximately 5.21% of the Outstanding Shares.

l.                  By virtue of the relationships reported in this statement, Stewart R. Horejsi may be deemed to be the indirect beneficial owner of the 1,072,902 Shares directly beneficially held by EA LLC, or approximately 1.01% % of the Outstanding Shares.  In addition, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons.  Except as set forth above with respect to EA LLC, Mr. Horejsi disclaims all such beneficial ownership.

Except as specifically set forth above in connection with ATC (with respect to the Susan Trust and West Indies Trust), the West Indies Trust (with respect to ATC and the Susan Trust) and Mr. Horejsi (with respect to EA LLC), each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

(b)         Each of the Trusts, EA LLC and Mses. Ciciora and Cooper have the power to vote and to direct the vote as well as power to dispose and to direct the disposition of their respective Shares.  By virtue of the relationships described in this statement, the West Indies Trust (with respect to ATC and the Susan Trust), ATC (with respect to the Susan Trust and the West Indies Trust), and Stewart R. Horejsi (with respect to EA LLC) may be deemed to share the indirect power vote and to direct the vote as well as the indirect power to dispose and to direct the disposition of such Shares held by the respective Reporting Person as described above.

The trustees of each of the Mildred Trust and SRH Trust may be deemed to share the indirect power to vote and to direct the vote as well as power to dispose and to direct the disposition of the Shares held by such trusts, but each of the trustees of such trusts disclaims all such beneficial ownership.  The directors of ATC may be deemed to share the indirect power to vote and to direct the vote as well as power to dispose and direct the disposition of the Shares held by ATC, the West Indies Trust and the Susan Trust, but each of such directors disclaims all such beneficial ownership.

(c)          As described in Item 3 above, on March 20, 2015, in connection with the Reorganization and pursuant to the Agreement, the Trusts, Ernest Trust, Lola Trust, EA LLC, Mses. Ciciora and Cooper received Shares based on their respective holdings in BTF, DNY and FOFI.  As also described in Item 3, holders of BTF shares received 3.121182 Company Shares for each BTF share owned, holders of DNY shares received 2.439214 Company Shares for each DNY share owned, and holders of FOFI shares received 1.111719 Company Shares for each FOFI share owned.

The information provided in Item 3 is hereby incorporated by reference into this Item 5(c).

The table below sets forth the respective holdings of each of the Trusts, Ernest Trust, Lola Trust, EA LLC, Mses. Ciciora and Cooper in BTF, DNY and FOFI on March 20, 2015, and the amount of Company Shares received.

Name	Number of BTF, DNY or FOFI Shares Owned	Number of Company Shares Received
Ernest Trust	BTF: 2,987,504	9,324,543

Lola Trust	BTF: 1,666,907	5,202,720
	DNY: 949,751	2,316,646
	FOFI: 4,769,782	5,302,656

Susan Trust	BTF: 72,176	225,274
	DNY: 1,159,729	2,828,826
	FOFI: 1,737,573	1,931,692

West Indies Trust	BTF: 130,325	406,768
	DNY: 56,608	138,079

Mildred Trust	DNY: 1,030,344	2,513,229
	FOFI: 2,725,929	3,030,466

SRH Trust	FOFI: 2,169,602	2,411,987

EA LLC	BTF: 343,749	1,072,902

Susan L. Ciciora	BTF: 6,267	19,560

Ellen O. Cooper	BTF: 8,334	26,011

(d)         Each of the Trusts, EA LLC and Mses. Ciciora and Cooper have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, their respective Shares.  By virtue of the relationships described in this statement, the West Indies Trust (with respect to ATC and the Susan Trust), ATC (with respect to the Susan Trust and West Indies Trust), and Mr. Horesji (with respect to EA LLC) may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Shares held by the respective Reporting Persons as described above.

The trustees of each of the Mildred Trust and the SRH Trust may be deemed to share the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by such trusts, but each of the trustees of such trusts disclaim all such beneficial ownership. The directors of ATC may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by ATC, the Susan Trust and the West Indies Trust, but each such director disclaims all such beneficial ownership.

Item 7. Materials to be filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
A

Joint Filing Agreement, dated as of March 30, 2015, by and among Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, Stewart R. Horejsi Trust No. 2, Evergreen Atlantic, L.L.C., Susan L. Ciciora, Ellen O. Cooper, Alaska Trust Company and Stewart R. Horejsi.

B	Agreement and Plan of Reorganization, dated as of March 5, 2015, by and among Boulder Growth & Income Fund, Inc., Boulder Total Return Fund, Inc., The Denali Fund Inc. and First Opportunity Fund, Inc.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2015

/s/ Douglas J. Blattmachr

Douglas J. Blattmachr, President of Alaska Trust Company, trustee of the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust and Stewart R. Horejsi Trust No. 2

/s/ Douglas J. Blattmachr
Douglas J. Blattmachr, President of Alaska Trust Company

/s/ Stewart R. Horejsi
Stewart R. Horejsi, individually and as manager of Evergreen Atlantic, L.L.C.

/s/ Susan L. Ciciora
Susan L. Ciciora

/s/ Ellen O. Cooper
Ellen O. Cooper

Schedule I

REPORTING PERSON:  SUSAN L. CICIORA TRUST

Name	Affiliation with Reporting Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
Alaska Trust Company (“ATC”)(1)	Sole Trustee	Alaska Chartered Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	AK

Stewart R. Horejsi(2)	Financial Consultant	Portfolio Manager and Chief Investment Officer(3)	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

(1)As sole trustee of the Susan L. Ciciora Trust (the “Susan Trust”), ATC may be deemed to control the Susan Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Susan Trust.

(2)As a result of Mr. Horejsi’s advisory role with the Susan Trust, he may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by the Susan Trust.  However, Mr. Horesji disclaims such beneficial ownership of the Shares directly beneficially held by the Susan Trust.

(3) Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of Boulder Investment Advisers, LLC (“BIA”) and Rocky Mountain Investment Advisers, LLC (“RMA”) and Portfolio Manager and Investment Officer of Stewart West Indies Trading Company a/k/a Stewart Investment Advisers (“SIA”).  BIA, RMA and SIA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.  The principal business address for SIA is Bellerive, Queen Street, St. Peter, Barbados.

REPORTING PERSON:  STEWART WEST INDIES TRUST

Name	Affiliation with Reporting Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
ATC(1)	Sole Trustee	Alaska Chartered Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	AK

Stewart R. Horejsi(2)	Financial Consultant	Portfolio Manager and Chief Investment Officer(3)	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

(1)As sole trustee of the Stewart West Indies Trust (the “West Indies Trust”), ATC may be deemed to control the West Indies Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the West Indies Trust.

(2)As a result of Mr. Horejsi’s advisory role with the West Indies Trust, he may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by the West Indies Trust.  However, Mr. Horesji disclaims such beneficial ownership of the Shares directly beneficially held by the West Indies Trust.

(3) Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of BIA and RMA and Portfolio Manager and Investment Officer of SIA.  BIA, RMA and SIA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.  The principal business address for SIA is Bellerive, Queen Street, St. Peter, Barbados.

REPORTING PERSON:  MILDRED B. HOREJSI TRUST

Name	Affiliation with Reporting Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
ATC(1)	Trustee	Alaska Chartered Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	AK

Susan L. Ciciora(1),(2)	Trustee	None	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

Brian Sippy(1)	Trustee	Opthamologist(4)	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

Stewart R. Horejsi(3)	Financial Consultant	Portfolio Manager and Chief Investment Officer(5)	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

(1) The trustees of the Mildred B. Horejsi Trust (the “Mildred Trust”) are ATC, Susan L. Ciciora and Brian Sippy.  Such trustees may be deemed to control the Mildred Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the Mildred Trust.  However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the Mildred Trust.  Accordingly, the trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the Mildred Trust.

(2) In addition to serving as trustee, Ms. Ciciora is also a beneficiary of the Mildred Trust.

(3)As a result of Mr. Horejsi’s advisory role with the Mildred Trust, he may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by the Mildred Trust.  However, Mr. Horesji disclaims such beneficial ownership of the Shares directly beneficially held by the Mildred Trust.

(4) Mr. Sippy is an ophthalmologist at Rocky Mountain Eye Center, which provides vision care.  The principal business address for Rocky Mountain Eye Center is 700 West Kent Avenue, Missoula, MT 59801.

(5) Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of BIA and RMA and Portfolio Manager and Investment Officer of SIA.  BIA, RMA and SIA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.  The principal business address for SIA is Bellerive Queen Street, St. Peter, Barbados.

REPORTING PERSON:  STEWART R. HOREJSI TRUST NO. 2

Name	Affiliation with Reporting Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
ATC(1)	Trustee	Alaska Chartered Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	AK

Brian Sippy(1)	Trustee	Opthamologist(3)	c/o Fund Administrative	United States

Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302

Laura Tatooles(1)	Trustee	None	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

Stewart R. Horejsi(2)	Financial Consultant	Portfolio Manager and Chief Investment Officer(4)	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

(1) The trustees of the Stewart R. Horejsi Trust No. 2 (the “SRH Trust”) are ATC, Brian Sippy and Laura Tatooles.  Such trustees may be deemed to control the SRH Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the SRH Trust.  However, none of the trustees, acting alone, can vote or exercise dispositive authority over Shares held by the SRH Trust.  Accordingly, the trustees disclaim beneficial ownership of the Shares beneficially owned, directly or indirectly, by the SRH Trust.

(2)As a result of Mr. Horejsi’s advisory role with the SRH Trust, he may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by the SRH Trust.  However, Mr. Horesji disclaims such beneficial ownership of the Shares directly beneficially held by the SRH Trust.

(3) Mr. Sippy is an ophthalmologist at Rocky Mountain Eye Center, which provides vision care.  The principal business address for Rocky Mountain Eye Center is 700 West Kent Avenue, Missoula, MT 59801.

(4) Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of BIA and RMA and Portfolio Manager and Investment Officer of SIA.  BIA, RMA and SIA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.  The principal business address for SIA is Bellerive Queen Street, St. Peter, Barbados.

REPORTING PERSON:  EVERGREEN ATLANTIC, L.L.C.

Name	Affiliation with Reporting Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
Stewart R. Horejsi(1)	Manager	Portfolio Manager and Chief Investment Officer(2)	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

Susan L. Ciciora Trust	Member	Irrevocable trust settled by Susan L. Ciciora for the benefit of the issue and the spouses of the issue of Stewart R. Horejsi (excluding Ms. Ciciora, Mr. Horejsi’s daughter, and her spouse).	c/o Alaska Trust Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Organized under the laws of South Dakota and now domiciled in and governed under the laws of Alaska.

Stewart West Indies	Member	Irrevocable trust	c/o Alaska Trust	Organized under

Trust	settled by Stewart R. Horejsi for the benefit of his issue and spouses of his issue.	Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	the laws of South Dakota and now domiciled in and governed under the laws of Alaska.

(1) As Manager of Evergreen Atlantic, L.L.C. (“EA LLC”), Mr. Horejsi may be deemed to control EA LLC and may be deemed to possess indirect beneficial ownership of the Shares held by EA LLC.

(2)  Mr. Horejsi is a Portfolio Manager and Chief Investment Officer of BIA and RMA and Portfolio Manager and Investment Officer of SIA.  BIA, RMA and SIA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.  The principal business address for SIA is Bellerive Queen Street, St. Peter, Barbados.

REPORTING PERSON:  ALASKA TRUST COMPANY

Name	Affiliation with Listed Person	Principal Business / Principal Occupation or Employment	Address of Principal Office / Residence or Business Address	State of Organization / Citizenship
Douglas Blattmachr	Director and President	President — Alaska Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	United States

Matt Blattmachr	Director, Vice President and Trust Officer	Vice President and Trust Officer — Alaska Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	United States

Brandon Cintula	Director, Senior Vice President and Senior Trust Officer	Senior Vice President and Senior Trust Officer — Alaska Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	United States

Larry L. Dunlap	Director	Retired	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

Joel Looney	Director	Portfolio Manager and Assistant Investment officer of BIA and RMA.(1)	c/o Fund Administrative Services, LLC, 2121 E. Crawford Place, Salina, KS 67401	United States

Stephen C. Miller	Director and Vice President	President and General Counsel of Boulder Growth & Income Fund, Inc. (“BIF”), Boulder Total Return Fund, Inc. (“BTF”), The Denali Fund Inc.	c/o Fund Administrative Services, LLC, 2344 Spruce Street, Suite A, Boulder, CO 80302	United States

(“DNY”) and First Opportunity Fund, Inc. (“FOFI”), BIA and RMA. Mr. Miller is also Vice President of SIA and Chief Compliance Officer of BIA, RMA and SIA.(2)

Richard Thwaites, Jr.	Director and Secretary	Attorney; Secretary — Alaska Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	United States

Donn A. Lassila	Chief Compliance Officer	Chief Compliance Officer — Alaska Trust Company	1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	United States

Stewart West Indies Trust(3)	Majority Shareholder	Irrevocable trust settled by Stewart R. Horejsi for the benefit of his issue and spouses of his issue.	c/o Alaska Trust Company 1029 West 3rd Avenue, Suite 400, Anchorage, AK 99501	Organized under the laws of South Dakota and now domiciled in and governed under the laws of Alaska.

(1)  BIA and RMA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.

(2)  BIF, BTF, DNY and FOFI (collectively, the “Funds”), are registered investment companies.  The principal business address for the Funds is 2344 Spruce Street, Suite A, Boulder, CO 80302.  BIA, RMA and SIA are registered investment advisers.  The principal business address for BIA and RMA is 2344 Spruce Street, Suite A, Boulder, CO 80302.  The principal business address for SIA is Bellerive, Queen Street, St. Peter, Barbados.

(3) Alaska Trust Company is majority owned by the West Indies Trust.  As previously discussed, ATC is the sole trustee of the West Indies Trust and may be deemed to control the West Indies Trust and may be deemed to possess indirect beneficial ownership of the Shares held by the West Indies Trust.